Exhibit 1.1

REDHILL BIOPHARMA LTD.
AMENDED AND RESTATED UNDERWRITING AGREEMENT

January 12, 2021

H.C. Wainwright & Co., LLC
430 Park Avenue
New York, New York 10022

Ladies and Gentlemen:

RedHill Biopharma Ltd., a company limited by shares organized under the laws of the State of Israel (the “Company”), confirms its agreement with H.C. Wainwright & Co., LLC (“Wainwright”), with respect to the issue and sale by the Company of an aggregate of 3,188,776 American Depositary Shares (“ADSs”), each representing ten ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of the Company (the “Initial Securities”), and the purchase by Wainwright of the number of Initial Securities set forth in said Exhibit A hereto, and with respect to the grant by the Company to Wainwright of the option described in Section 2(b) hereof to purchase all or any part of 478,316 additional ADSs (the “Option Securities”). The Initial Securities to be purchased by Wainwright together with the Option Securities are hereinafter called, collectively, the “Securities.” The ADSs will be evidenced by American Depositary Receipts (“ADRs”) to be issued pursuant to the Deposit Agreement dated December 26, 2012 among the Company, the Bank of New York Mellon, as depositary (the “Depositary”), and each holder and beneficial owner of ADSs issued thereunder (the “Deposit Agreement”). Certain terms used in this agreement (this “Agreement”) are defined in Section 15 hereof. This Amended and Restated Underwriting Agreement amends, restates and supersedes in its entirety the underwriting agreement, dated as of January 11, 2021, between the Company and Wainwright.

The Company has prepared and previously delivered to you a preliminary prospectus supplement dated January 11, 2021 (the “Preliminary Prospectus Supplement”) relating to the Securities, and a related prospectus dated August 8, 2019 (the “Base Prospectus”). The Preliminary Prospectus Supplement, together with the Base Prospectus and including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act of 1933, as amended (the “1933 Act”), are hereinafter called, collectively, the “Pre-Pricing Prospectus.” Promptly after the execution and delivery of this Agreement, the Company will prepare and file with the Commission one or more prospectus supplements dated January 11, 2021 relating to the Securities (the “Prospectus Supplement”) and will file the Prospectus Supplement and the Base Prospectus with the Commission, all in accordance with the provisions of Rule 430B and Rule 424(b), and the Company has previously advised you of all information (financial and other) that will be set forth therein. The Prospectus Supplement and the Base Prospectus, in the form first furnished to Wainwright for use in connection with the offering of the Securities (whether to meet the request of purchasers pursuant to Rule 173(d) or otherwise), including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act, are herein called, collectively, the “Prospectus.”

SECTION 1. Representations and Warranties.

(a)          Representations and Warranties by the Company. The Company represents and warrants to Wainwright as of the date hereof, as of the Applicable Time, as of the Closing Date referred to in Section 2(d) hereof, and as of each Option Closing Date (if any) referred to in Section 2(b) hereof and agrees with Wainwright as follows:

(1)          Compliance with Registration Requirements. The Company meets the requirements for use of Form F-3 under the 1933 Act and the Securities have been duly registered under the 1933 Act pursuant to the Registration Statement. Each of the Initial Registration Statement and any post-effective amendments thereto have been declared effective under the 1933 Act and any Rule 462(b) Registration Statement has become effective under the 1933 Act or, not later than 8:00 a.m. (New York City time) on the business day immediately after the date of this Agreement, will become effective under the 1933 Act, and no stop order suspending the effectiveness of the Initial Registration Statement or any Rule 462(b) Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with.

(2)          Registration Statement, Prospectus and Disclosure at Time of Sale. At the respective times that the Initial Registration Statement, any Rule 462(b) Registration Statement and any amendments thereto became effective, at each time subsequent to the filing of the Initial Registration Statement that the Company filed an annual report on Form 20-F (or any amendment thereto) with the Commission, at each deemed effective date with respect to Wainwright pursuant to Rule 430B(f)(2), and at the Closing Date (and, if any Option Securities are purchased, at the applicable Option Closing Date), the Initial Registration Statement, any Rule 462(b) Registration Statement and any amendments to any of the foregoing complied and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

At the respective times the Prospectus or any amendment or supplement thereto was filed pursuant to Rule 424(b), and at the Closing Date (and, if any Option Securities are purchased, at the applicable Option Closing Date), and at any time when a prospectus is required (or, but for the provisions of Rule 172, would be required) by applicable law to be delivered in connection with sales of the Securities (whether to meet the requests of purchasers pursuant to Rule 173(d) or otherwise), neither the Prospectus nor any amendments or supplements thereto included or will include an untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As of the Applicable Time (except in the case of clause (z) below) and as of each time prior to the later of the Closing Date that an investor agrees (orally or in writing) to purchase or, if applicable, reconfirms (orally or in writing) an agreement to purchase any Securities from Wainwright, neither (w) any “road show” (as defined in Rule 433) that does not constitute an Issuer Free Writing Prospectus, (x) any Issuer General Use Free Writing Prospectuses, if any, issued at or prior to the Applicable Time, the Pre-Pricing Prospectus as of the Applicable Time and the information, if any, included on Exhibit D hereto, all considered together (collectively, the “General Disclosure Package”), nor (y) any individual Issuer Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, nor (z) any Issuer General Use Free Writing Prospectuses issued subsequent to the Applicable Time, when considered together with the General Disclosure Package, included or will include an untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Each preliminary prospectus and the Prospectus and any amendments or supplements to any of the foregoing filed as part of the Registration Statement or any amendment thereto, or filed pursuant to Rule 424 under the 1933 Act, or delivered to Wainwright for use in connection with the offering of the Securities, complied when so filed or when so delivered, as the case may be, in all material respects with the 1933 Act and the 1933 Act Regulations.

The representations and warranties in the preceding paragraphs of this Section 1(a)(2) do not apply to statements in or omissions from the Registration Statement, any preliminary prospectus, the Prospectus or any Issuer Free Writing Prospectus or any amendment or supplement to any of the foregoing made in reliance upon and in conformity with written information furnished to the Company by Wainwright expressly for use therein, it being understood and agreed that the only such information furnished by Wainwright as aforesaid consists of the information described as such in Section 6(b) hereof.

At the respective times that the Initial Registration Statement, any Rule 462(b) Registration Statement or any amendment to any of the foregoing were filed and as of the earliest time after the filing of the Initial Registration Statement that the Company or any other offering participant made a bona fide offer of the Securities within the meaning of Rule 164(h)(2), and at the date hereof, the Company was not and is not an “ineligible issuer” as defined in Rule 405, in each case without taking into account any determination made by the Commission pursuant to paragraph (2) of the definition of such term in Rule 405; and without limitation to the foregoing, the Company has at all relevant times met, meets and will at all relevant times meet the requirements of Rule 164 for the use of a free writing prospectus (as defined in Rule 405) in connection with the offering contemplated hereby.

The copies of the Initial Registration Statement and any Rule 462(b) Registration Statement and any amendments to any of the foregoing and the copies of each preliminary prospectus, each Issuer Free Writing Prospectus that is required to be filed with the Commission pursuant to Rule 433 and the Prospectus and any amendments or supplements to any of the foregoing, that have been or subsequently are delivered to Wainwright in connection with the offering of the Securities (whether to meet the request of purchasers pursuant to Rule 173(d) or otherwise) were and will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. For the purposes of this Agreement, references to the “delivery” or “furnishing” of any of the foregoing documents to Wainwright, and any similar terms, include, without limitation, electronic delivery.

Each Issuer Free Writing Prospectus (if any), as of its issue date and at all subsequent times through the completion of the public offering and sale of the Securities did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, any preliminary prospectus or the Prospectus that has not been superseded or modified.

(3)          Foreign Private Issuer. The Company is a “foreign private issuer,” as such term is defined in Rule 405 of the 1933 Act.

(4)          Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Registration Statement, any preliminary prospectus and the Prospectus, at the respective times when they became effective or at the respective times when they were filed with the Commission, as the case may be, complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the 1934 Act Regulations and none of such documents, as of the date they became effective or were filed with the Commission, as the case may be, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, any preliminary prospectus and the Prospectus, when such documents hereafter become effective or are hereafter filed with the Commission, as the case may be, will comply in all material respects with the requirements of the 1934 Act and the 1934 Act Regulations and will not, as of the date such documents become effective or are filed with the Commission, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(5)          Independent Accountants. Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, which has audited and reviewed certain financial statements of the Company included in the Registration Statement, the General Disclosure Package and the Prospectus is an independent registered public accounting firm with respect to the Company as required by the 1933 Act, the 1933 Act Regulations, the 1934 Act, the 1934 Act Regulations as applicable, and the PCAOB.

(6)          Financial Statements. The financial statements of the Company included in the Registration Statement, the General Disclosure Package and the Prospectus, together with the related schedules (if any) and notes, present fairly in all material respects the financial position of the Company and the Subsidiary (as defined below) at the dates indicated and the results of operations, changes in shareholders’ equity and cash flows of the Company and the Subsidiary for the periods specified; the financial statements of any other entities or businesses included in the Registration Statement, the General Disclosure Package or the Prospectus, together with the related schedules (if any) and notes, present fairly in all material respects the financial position of each such entity or business, as the case may be, and its consolidated subsidiaries (if any) at the dates indicated and the results of operations, changes in shareholders’ (or other owners’) equity and cash flows of such entity or business, as the case may be, and its consolidated subsidiaries (if any) for the periods specified; and all such financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods involved and comply in all material respects with all applicable accounting requirements under the 1933 Act and the 1933 Act Regulations, or the 1934 Act and the 1934 Act Regulations, as applicable. The supporting schedules, if any, included in the Registration Statement present fairly in all material respects, in accordance with IFRS, the information required to be stated therein. The information in the Pre-Pricing Prospectus and the Prospectus under the captions “Summary Financial Data” presents fairly in all material respects the information shown therein and has been compiled on a basis consistent with that of the audited financial statements of the Company included in the Registration Statement, the General Disclosure Package and the Prospectus. All “non-GAAP financial measures” (as such term is defined in the rules and regulations of the Commission), if any, contained in the Registration Statement, the General Disclosure Package and the Prospectus comply with Item 10 of Regulation S-K of the Commission, to the extent applicable.

(7)          No Material Adverse Change in Business. Since the date of the most recent financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus (in each case exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), except as disclosed in the General Disclosure Package (A) there has been no material adverse change or any development that could reasonably be expected to result in a material adverse change, in the condition (financial or other), results of operations, business, properties, management or prospects of the Company and the Subsidiary (as defined below) taken as a whole (in any such case, a “Material Adverse Effect”); (B) except as otherwise disclosed in the General Disclosure Package and the Prospectus (in each case exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), neither the Company nor the Subsidiary has incurred any liability or obligation or entered into any transaction or agreement that, individually or in the aggregate, is material with respect to the Company and the Subsidiary taken as a whole, which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect; and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company or the Subsidiary on any class of its respective share capital.

(8)          Due Organization and Existence of the Company. Each of the Company and the Subsidiary (as defined below) has been duly organized and is validly existing as a company under the laws of the State of Israel or Delaware, respectively, and has power and authority (corporate and other) to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and to enter into and perform its obligations under this Agreement; and each of the Company and the Subsidiary is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company has not been designated as a “breaching company” (within the meaning of the Israeli Companies Law) by the Registrar of Companies of the State of Israel.

(9)            Ownership of the Subsidiary. RedHill Biopharma Inc. (the “Subsidiary”) is the Company’s only significant subsidiary (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the Commission). Except as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, the Company owns, directly or indirectly, all of the equity interests of the Subsidiary free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Subsidiary are validly issued and are fully paid, nonassessable and free of preemptive and similar rights. The Subsidiary is not currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on the Subsidiary’s capital stock, from repaying to the Company any loans or advances to the Subsidiary from the Company or from transferring any of the Subsidiary’s property or assets to the Company.

(10)          Capitalization. The authorized, issued and outstanding share capital of the Company as of the date of this Agreement is as set forth in the column entitled “Pro Forma” and in the corresponding line items under the caption “Capitalization and Indebtedness” in the Pre-Pricing Prospectus and the Prospectus and, at the time of the purchase of the Initial Securities by Wainwright on the Closing Date and as of each Option Closing Date (if any), the authorized, issued and outstanding share capital of the Company (taking into account the issuance of the ADSs) will be as set forth in the column entitled “Pro Forma As Adjusted” and in the corresponding line items under such caption (in each case except for any Option Securities issued by the Company pursuant to this Agreement and issuances, if any, subsequent to the date of this Agreement pursuant to employee or director share option, share purchase or other equity incentive plans described in the Pre-Pricing Prospectus and the Prospectus, upon the exercise of options issued pursuant to any such share option, share purchase or other equity incentive plans as so described, or upon the exercise of options or the exercise or conversion of convertible securities described in the General Disclosure Package and the Prospectus). The issued and outstanding shares of the Company have been duly authorized and validly issued and are fully paid and non-assessable and were issued in compliance with all applicable foreign (including Israeli), state and federal securities and “blue-sky” laws; and none of the outstanding shares of the Company was issued in violation of any preemptive rights, rights of first refusal or other similar rights of any securityholder of the Company or any other person.

(11)          Authorization of the Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(12)          Authorization of the Deposit Agreement. The Deposit Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity; upon due issuance by the Depositary of ADRs evidencing ADSs against the deposit of the Ordinary Shares in respect thereof in accordance with the Deposit Agreement, such ADRs will be duly and validly issued and the holders and beneficial owners thereof will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the General Disclosure Package and the Prospectus.

(13)          Authorization of Securities. The Securities to be sold by the Company under this Agreement and the Ordinary Shares underlying such Securities (the “Underlying Shares”) have been duly authorized for issuance and sale to Wainwright pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein for the Securities, will be validly issued, fully paid and non-assessable; no holder of the Securities or the Underlying Shares will be subject to personal liability by reason of being such a holder; and the issuance and sale of the Securities and the Underlying Shares to be sold by the Company under this Agreement are not subject to any preemptive rights, rights of first refusal or other similar rights of any securityholder of the Company or any other person.

(14)          Absence of Certain Regulatory Actions. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, or as would not, individually or in the aggregate, have a Material Adverse Effect, the Company has not had any product or manufacturing site (whether Company-owned or that of a contract manufacturer for Company products or product candidates) subject to a governmental authority (including, without limitation, the Food and Drug Administration of the U.S. Department of Health and Human Services (the “FDA”) shutdown or import or export prohibition, nor received any FDA Form 483 or other governmental authority notice of inspectional observations, “warning letters,” “untitled letters,” requests to make changes to the Company products, processes or operations, or similar correspondence or notice from the FDA or other governmental authority alleging or asserting material noncompliance with any applicable laws. To the Company’s knowledge, neither the FDA nor any other governmental authority has threatened such action. Neither the Company nor its subsidiaries have received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court, arbitrator, Regulatory Agency or other governmental authority or third party alleging that any product operation or activity is in violation of any health care laws, nor to the Company’s knowledge, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened.

(15)          Compliance with Certain Regulatory Matters. The Company, its subsidiaries, and their respective directors and officers and, to the Company’s knowledge, their respective employees and agents have operated and currently are in compliance in all material respects with applicable statutes and implementing regulations administered or enforced by the FDA, the U.S. Drug Enforcement Administration or any other federal, state, local, or foreign (including Israeli) governmental authority, including, without limitation, the federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §3729 et seq.), the federal False Statements Law (42 U.S.C. § 1320a-7b(a)), the Civil Monetary Penalties Law (42 U.S.C. §1320a-7a), all criminal laws relating to health care fraud and abuse, including, but not limited, to 18 U.S.C. §§ 286 and 287, the exclusions law (42 U.S.C. § 1320a-7), the statutes, regulations and directives of Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) and all other government funded or sponsored healthcare programs, the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (42 U.S.C. §17921 et seq.), and all other regulations promulgated pursuant to such laws; and any other similar local, state, federal or foreign law or regulation. Neither the Company nor its subsidiaries are a party to, and do not have any ongoing reporting obligations pursuant to, any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement order, plan of correction or similar agreement imposed by any governmental authority. Neither the Company, its subsidiaries nor, to the knowledge of the Company, any of their respective directors, officers, employees or agents has been debarred, excluded or suspended from participation in or receiving payment from any federal, state or local government health care program or is subject to an audit, investigation, proceeding or other similar action by any governmental authority that could reasonably be expected to result in debarment, suspension or exclusion.

(16)          Description of Securities. The Ordinary Shares, all outstanding warrants and convertible securities and the Company’s articles of association and other Organizational Documents conform in all material respects to the respective statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(17)          Absence of Defaults and Conflicts. Neither the Company nor the Subsidiary is (a) in violation of its Organizational Documents or (b) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any Company Document, except (solely in the case of Company Documents other than Subject Instruments) for such defaults that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor the Subsidiary has received funding or grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy and Industry or the Israel Investment Authority for Industry and Economy Development (formerly known as the Investment Center) of the Israeli Ministry of Economy and Industry. Neither the Company nor the Subsidiary has received any notice denying, revoking or modifying any “approved enterprise” or “benefited enterprise” or “preferred enterprise” or “preferred technology enterprise” or “special preferred technology enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, with respect to any of the Company or the Subsidiary’s facilities or operations or any other tax benefits received by the Company or the Subsidiary, as applicable, under such law. All information supplied by the Company or the Subsidiary with respect to the applications or notifications relating to such “approved enterprise” status, “benefited enterprise” status, “preferred enterprise” status, “preferred technology enterprise” status or “special preferred technology enterprise” status was true, correct and complete in all material respects when supplied to the appropriate authorities. The Company is in compliance in all material respects with the Israeli Companies Law and the Israeli Securities Law. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, therein and in the Registration Statement, the General Disclosure Package and the Prospectus (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Pre-Pricing Prospectus and the Prospectus under the caption “Use of Proceeds”) and compliance by the Company with its obligations under this Agreement do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default, Termination Event or Repayment Event under, or result in the creation or imposition of any Lien upon any property or assets of the Company or the Subsidiary pursuant to (i) any Company Documents, except (solely in the case of Company Documents other than Subject Instruments) for such conflicts, breaches, defaults or Liens that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (ii) the provisions of the Organizational Documents of the Company or the Subsidiary, or (iii) any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or the Subsidiary or any of the assets, properties or operations of the Company or the Subsidiary, as applicable, except with respect to this clause (iii) for any such violation that would not, individually or in the aggregate reasonably be expected to result in a Material Adverse Effect or materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations under this Agreement. All corporate approvals on the part of the Company, including under Chapter 5 of Part VI of the Israeli Companies Law, for the offer or sale of the Securities and the transactions contemplated hereby have been obtained.

(18)          Absence of Labor Dispute. No labor dispute with the employees of the Company or the Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of the principal suppliers, manufacturers, customers or contractors of the Company or the Subsidiary which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(19)          Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or the Subsidiary or to which any of the properties or assets of the Company or the Subsidiary is the subject that is required to be disclosed in the Registration Statement, the Pre-Pricing Prospectus or the Prospectus (other than as disclosed therein), or which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or to materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations under this Agreement.

(20)          Accuracy of Descriptions and Exhibits. The information in the Pre-Pricing Prospectus and the Prospectus under the captions “Risk Factors” and “Material Tax Considerations,” and the information in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019, as amended, under the captions “Item 4. Information on the Company—B. Business Overview—Intellectual Property,” “Item 4. Information on the Company—B. Business Overview—Government Regulations and Funding,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” “Item 6. Directors, Senior Management and Employees—B. Compensation,” “Item 6. Directors, Senior Management and Employees—C. Board Practices,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” “Item 8. Financial Information —A. Financial Statements and Other Financial Information—Legal Proceedings,” “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Securities—Ordinary Shares,” and “Item 10. Additional Information—E. Taxation,” in each case to the extent that it constitutes matters of law, summaries of legal matters, summaries of provisions of the Company’s Organizational Documents or any other instruments or agreements, summaries of legal proceedings, or legal conclusions, is correct in all material respects; all descriptions in the Registration Statement, the General Disclosure Package and the Prospectus of any other Company Documents are accurate in all material respects; and there are no franchises, contracts, indentures, mortgages, deeds of trust, loan or credit agreements, bonds, notes, debentures, evidences of indebtedness, leases or other instruments, agreements or documents required to be described or referred to in the Registration Statement, the Pre-Pricing Prospectus or the Prospectus or the documents incorporated or deemed to be incorporated by reference therein or to be filed as exhibits to the Registration Statement or the documents incorporated or deemed to be incorporated by reference therein which have not been so described and filed as required.

(21)          Possession of Intellectual Property. Except as otherwise disclosed in the Registration Statement, the General Disclosure Package or the Prospectus, each of the Company and the Subsidiary owns, or has obtained valid and enforceable licenses for, the inventions, patent applications, patents, trademarks, trade names, service names, copyrights, trade secrets and other intellectual property (1) described in the Registration Statement, the General Disclosure Package and the Prospectus as being owned or licensed by it or (2) which are necessary for the conduct of its business as currently conducted or as currently proposed in the Registration Statement, the General Disclosure Package and the Prospectus to be conducted (collectively, “Intellectual Property”) except in the case of clause (2) where the failure to own, possess or acquire such rights would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, to the Company’s knowledge: (i) there are no third parties who have rights to any Intellectual Property, except for Intellectual Property rights which are licensed by the Company or the Subsidiary from or granted by the Company or the Subsidiary to its partners, licensors, licensees and other third parties and customary reversionary rights of third-party licensors with respect to Intellectual Property that is licensed to the Company or the Subsidiary; and (ii) there is no infringement by third parties of any Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others: (A) challenging the Company or the Subsidiary’s rights in or to any Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim; (B) challenging the validity, enforceability or scope of any Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim; or (C) asserting that the Company or the Subsidiary infringes or otherwise violates, or would, upon the commercialization of any product or service described in the Registration Statement, the General Disclosure Package or the Prospectus as under development, infringe or violate, any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and the Subsidiary has complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or the Subsidiary, as applicable, and to the knowledge of the Company all such agreements are in full force and effect. The product candidates described in the Registration Statement, the General Disclosure Package and the Prospectus as under development by the Company or the Subsidiary fall within the scope of the claims of one or more patents or patent applications owned by, or exclusively licensed to, the Company or the Subsidiary, as applicable.

(22)          Clinical Studies. The current status of discussions with regulatory authorities is accurately described in the Registration Statement, the General Disclosure Package and the Prospectus. The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or the Subsidiary that are described or referred to in the Registration Statement, the General Disclosure Package and the Prospectus were and, if still pending, are being conducted in compliance in all material respects with all statutes, laws, rules, regulations, guidance and protocols, as applicable (including, without limitation, those administered by the FDA, the Israeli Ministry of Health or by any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA, and the relevant laws, rules and regulations of the Israeli Ministry of Health), except for any non-compliance that would not reasonably be expected to result in a Material Adverse Effect. The descriptions of the results of such studies and tests that are described or referred to in the Registration Statement, the General Disclosure Package and the Prospectus are accurate in all material respects and fairly present in all material respects the data derived from such studies and tests, and the Company has no knowledge of other studies or tests the results of which are materially inconsistent with the results described or referred to in the Registration Statement, the General Disclosure Package and the Prospectus. Neither the Company nor the Subsidiary has received any notices of non-compliance from the Israeli Ministry of Health, the FDA or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination or suspension of such studies or tests, except for any termination or suspension that would not reasonably be expected to result in a Material Adverse Effect. For the avoidance of doubt, the Company makes no representation or warranty that the results of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company or the Subsidiary will be sufficient to obtain governmental approval from the FDA or any foreign (including Israeli), federal, state or local governmental body exercising comparable authority.

(23)          Compliance with Regulatory Filing Requirements. Neither the Company nor the Subsidiary has failed to file with applicable regulatory authorities any filing, declaration, listing, registration, report or submission that is required to be so filed for the current conduct of its business, except for any filing, declaration, listing, registration, report or submission the failure of which to be filed would not reasonably be expected to result in a Material Adverse Effect. All such filings were in material compliance with applicable laws, rules and regulations when filed and no material deficiencies that have not been remedied have been asserted by any applicable regulatory authority (including, without limitation, the FDA or any Israeli or other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA) with respect to any such filings, declarations, listings, registrations, reports or submissions.

(24)          Absence of Further Requirements. (A) No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency, domestic or foreign (including Israeli), (B) no authorization, approval, vote or consent of any holder of shares or other securities of the Company or creditor of the Company, (C) no authorization, approval, waiver or consent under any Company Document or Organizational Document, and (D) no authorization, approval, vote or consent of any other person or entity, is necessary or required to be obtained by the Company for the authorization, execution, delivery or performance by the Company of this Agreement, for the offering of the Securities as contemplated by this Agreement, for the issuance, sale or delivery of the Securities to be sold by the Company pursuant to this Agreement, for the issuance of the Underlying Shares or for the consummation of any of the other transactions contemplated by this Agreement, in each case on the terms contemplated by the Registration Statement, the General Disclosure Package and the Prospectus, except (A) such as have been obtained under applicable laws (domestic or foreign, including Israeli) including, without limitation, the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations, (B) the listing, subject to notice of issuance, of the ADSs on the Nasdaq Global Market and (C) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or blue sky laws in connection with the purchase and distribution of the Securities by Wainwright.

(25)          Possession of Licenses and Permits. Each of the Company and the Subsidiary possesses such franchises, grants, permits, easements, licenses, approvals, consents, certificates, orders and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate self-regulatory, federal, state, local or foreign (including Israeli) regulatory agencies, authorities or bodies (including, without limitation, those administered by the FDA or by any foreign (including Israeli), federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA, including the relevant guidelines of the Israeli Ministry of Health) necessary to conduct the business now operated by it; and, except as would not, individually or in the aggregate, result in a Material Adverse Effect, each of the Company and the Subsidiary is in compliance with the terms and conditions of all such Governmental Licenses applicable to it, all such Governmental Licenses are valid and in full force and effect; and neither the Company nor the Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses, and to the knowledge of the Company, no such proceedings are threatened.

(26)          Title to Property. Each of the Company and its Subsidiary has good and marketable title in fee simple to all real property owned by it (if any) and good title to all other properties and assets owned by it, in each case, free and clear of all Liens except such as (a) are described in the Registration Statement, the General Disclosure Package and the Prospectus or (b) are not, individually or in the aggregate, material to the Company and the Subsidiary, taken as a whole, are not required to be disclosed in the Registration Statement, the Pre-Pricing Prospectus or the Prospectus, do not, individually or in the aggregate, materially affect the value of such property; all real property, buildings and other improvements, and all equipment and other property held under lease or sublease by the Company or the Subsidiary are held by it under valid, subsisting and enforceable leases or subleases, as the case may be, with, solely in the case of leases or subleases relating to real property, buildings or other improvements, such exceptions as are not material and do not interfere in any material respect with the use made or proposed to be made of such property and buildings or other improvements by the Company or the Subsidiary, as applicable, and all such leases and subleases are in full force and effect; and neither the Company nor the Subsidiary has received any notice of any claim of any sort that has been asserted by anyone adverse to the rights of the Company or the Subsidiary under any of the leases or subleases mentioned above or affecting or questioning the rights of the Company or the Subsidiary to the continued possession of the leased or subleased premises or to the continued use of the leased or subleased equipment or other property except for such claims which, if successfully asserted against the Company or the Subsidiary, as applicable, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(27)          Investment Company Act. Neither the Company nor the Subsidiary is, and upon the issuance and sale of the Securities as herein contemplated and the receipt and application of the net proceeds therefrom as described in the General Disclosure Package and the Prospectus under the caption “Use of Proceeds,” will not be, an “investment company” or an entity “controlled” by an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

(28)          Environmental Laws. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus and except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) neither the Company nor the Subsidiary is in violation of any federal, state, local or foreign (including Israeli) statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) each of the Company and the Subsidiary has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with their requirements, (C) there are no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or the Subsidiary and (D) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or the Subsidiary relating to Hazardous Materials or any Environmental Laws.

(29)          Absence of Registration Rights. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, there are no persons with registration rights or other similar rights to have any securities (debt or equity) (A) registered pursuant to the Registration Statement or included in the offering contemplated by this Agreement or (B) otherwise registered by the Company under the 1933 Act, and there are no persons with co-sale rights, tag-along rights or other similar rights to have any securities (debt or equity) included in the offering contemplated by this Agreement or sold in connection with the sale of the Securities, except in each case for such rights that have been duly waived in writing; and the Company has given all notices required by, and has otherwise complied in all material respects with its obligations under, all registration rights agreements, co-sale agreements, tag-along agreements and other similar agreements in connection with the transactions contemplated by this Agreement.

(30)          Parties to Lock-Up Agreements. Each of the persons listed on Exhibit B hereto has executed and delivered to Wainwright a lock-up agreement in the form of Exhibit C hereto. Exhibit B hereto contains a true, complete and correct list of all directors and officers of the Company.

(31)          Registration of ADSs. The Company and the Depositary have prepared and filed with the Commission a registration statement relating to the ADSs on Form F-6 (No. 333-185302) (the “Form F-6”) and a related prospectus for registration under the 1933 Act of the ADSs, have filed such amendments thereto and such amended prospectuses as may have been required to the date hereof, and will file such additional amendments thereto and such amended prospectuses as may hereinafter be required. The registration statement on Form F-6 for registration of the ADSs, as amended at the time it became effective (including by the filing of any post-effective amendments thereto), and the prospectus included therein, as then amended are hereinafter called the “ADS Registration Statement.” The Form F-6 was declared effective under the 1933 Act on December 26, 2012, and (i) no stop order preventing or suspending the effectiveness of the ADS Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission, (ii) the ADS Registration Statement complies and, as amended or supplemented, if applicable, will comply in all material respects with the 1933 Act and the applicable rules and regulations of the Commission thereunder, (iii) the ADS Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading and (iv) all of the Securities are registered pursuant to the ADS Registration Statement.

(32)          Nasdaq. The outstanding ADSs are listed on the Nasdaq Global Market and the ADSs being sold hereunder by the Company have been approved for listing, subject only to official notice of issuance, on the Nasdaq Global Market.

(33)          FINRA Matters. All of the information provided to Wainwright or to counsel for Wainwright by the Company, its counsel, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with the offering of the Securities is true, complete, correct and compliant with FINRA’s rules and any letters, filings or other supplemental information provided to FINRA pursuant to FINRA Rules or NASD Conduct Rules is true, complete and correct.

(34)          Tax Returns. Each of the Company and the Subsidiary has filed all foreign (including Israeli), federal, state and local tax returns that are required to be filed or has obtained extensions thereof, and all such tax returns are complete and accurate, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Each of the Company and its Subsidiary has paid all taxes (including, without limitation, any estimated taxes) required to be paid and any other assessment, fine or penalty, to the extent that any of the foregoing is due and payable, except for any such tax, assessment, fine or penalty that is currently being contested in good faith by appropriate actions and except for such taxes, assessments, fines or penalties the nonpayment of which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(35)          Insurance. Each of the Company and the Subsidiary is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the business in which it is engaged; all material policies of insurance and any fidelity or surety bonds insuring the Company or the Subsidiary or the business, assets, employees, officers and directors of the Company or the Subsidiary, as applicable, are in full force and effect; each of the Company and the Subsidiary is in compliance with the terms of such policies and instruments in all material respects; there are no material claims by the Company or the Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor the Subsidiary has been refused any material insurance coverage sought or applied for; and neither the Company nor the Subsidiary has reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers at a cost that would not, individually or in the aggregate, result in a Material Adverse Effect.

(36)          Accounting and Disclosure Controls. Each of the Company and the Subsidiary maintains and has established and maintained effective “internal control over financial reporting” (as defined in Rule 13a-15 of the 1934 Act Regulations) designed to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, there has not been (1) at any time during the Company’s five consecutive fiscal years ended with and including the Company’s most recent fiscal year for which audited financial statements are included in the Registration Statement, the General Disclosure Package and the Prospectus or at any time subsequent thereto, any material weakness (as defined in Rule 1-02 of Regulation S- X of the Commission) in the Company’s internal control over financial reporting (whether or not remediated), or (2) any fraud, whether or not material, involving management or other employees who have a role in the Company’s internal control over financial reporting and, since the end of the Company’s most recent fiscal year for which audited financial statements are included in the Registration Statement, the General Disclosure Package and the Prospectus, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has established, and maintains, “disclosure controls and procedures” (as defined in Rules 13a-15 and 15d-15 under the 1934 Act); such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company relating to the Company and its Subsidiary in the reports that it files or submits under the 1934 Act are recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

The Company’s independent public accountants and the audit committee of the Company’s board of directors have been advised of all material weaknesses, if any, and significant deficiencies (as defined in Rule 1-02 of Regulation S-X of the Commission), if any, in the Company’s internal control over financial reporting and of all fraud, if any, whether or not material, involving management or other employees who have a role in the Company’s internal control over financial reporting, in each case that occurred or existed, or was first detected, at any time during the Company’s five consecutive fiscal years ended with and including the Company’s most recent fiscal year for which audited financial statements are included in the Registration Statement, the General Disclosure Package and the Prospectus or at any time subsequent thereto.

(37)          Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or on the part of any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act with which any of them is required to comply, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(38)          Pending Proceedings and Examinations; Comment Letters. The Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the 1933 Act, and the Company is not the subject of a pending proceeding under Section 8A of the 1933 Act. The Company has provided Wainwright with true, complete and correct copies of any written comments received from the Commission by the Company or its legal counsel or accountants with respect to the Registration Statement, any preliminary prospectus, the Prospectus, any Issuer Free Writing Prospectus or any document incorporated or deemed to be incorporated by reference therein and of all written responses thereto (in each case other than comment letters or written responses that are publicly available on EDGAR), and no such comments remain unresolved.

(39)          Absence of Manipulation. Neither the Company nor the Subsidiary has taken, and neither the Company nor the Subsidiary will take, directly or indirectly, any action designed to or that would constitute or that would reasonably be expected to cause or result in the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Securities. In addition, neither the Company nor the Subsidiary has engaged, and neither the Company nor the Subsidiary will engage, in any form of solicitation, advertising or other action constituting an offer or a sale under the Israeli Securities Law in connection with the transactions contemplated hereby which would require the Company to publish a prospectus in the State of Israel under the laws of the State of Israel. All grants and issuances of the Company’s securities (including under any share purchase or other equity incentive plans) were made in compliance with the Israeli Securities Law.

(40)          Statistical and Market-Related Data. Any statistical, demographic, market- related and similar data included in the Registration Statement, the General Disclosure Package or the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate and accurately reflects in all material respects the materials upon which such data is based or from which it was derived, and the Company has delivered true, complete and correct copies of such materials to Wainwright.

(41)          No Unlawful Contributions or Other Payments. Neither the Company nor the Subsidiary, nor, to the Company’s knowledge, any employee or agent of the Company or the Subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, state or foreign office in violation of any law or of the character required to be disclosed in the Registration Statement, the General Disclosure Package or the Prospectus.

(42)          Money Laundering Laws. The operations of the Company and the Subsidiary are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Israel Prohibition on Money Laundering Law, 5760-2000, as amended, the Israel Prohibition on Funding of Terrorism Law, 5765-2005, as amended, and the regulations and orders promulgated thereunder, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or the Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(43)          Foreign Corrupt Practices Act. Neither the Company nor the Subsidiary, or any director or officer nor, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or the Subsidiary has, in the course of its actions for, or on behalf of, the Company or the Subsidiary (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any domestic government official, “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”) or government employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA or any applicable non-U.S. anti-bribery statute or regulation, including without limitation, the provisions of Sections 291 and 291A of the Israel Penal Law, 5737-1977; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, such foreign official or employee; and the Company and the Subsidiary and, to the knowledge of the Company, the affiliates of the Company and the Subsidiary have conducted their respective businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(44)          Sanctions. Neither the Company nor any of its subsidiaries, nor any director or officer of the Company or its subsidiaries, nor, to the knowledge of the Company, any agent, employee or representative of the Company or its subsidiaries, affiliate or other person acting on behalf of the Company or its subsidiaries is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Belarus, Burundi, the Central African Republic, Cuba, the Democratic Republic of the Congo, Iran, Libya, North Korea, Somalia, Sudan and the Darfur region and Zimbabwe (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(45)          Benefit Plans Compliance. Each benefit, pension and compensation plan, agreement policy and arrangement that is maintained, administered or contributed to by the Company for current or former employees or directors of the Company or the Subsidiary, or with respect to which any of such entities would reasonably be expected to have any current, future or contingent liability or responsibility, has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, except as would not individually or in the aggregate be expected to have a Material Adverse Effect and except with respect to matters over which the Company does not have control; the Company has complied with all applicable statutes, orders, rules and regulations in regard to such plans, agreements, policies and arrangements, except as would not individually or in the aggregate be expected to have Material Adverse Effect; the fair market value of the assets of each such plan, agreement, policy and arrangement which is required or intended to be funded (excluding for these purposes accrued but unpaid contributions) exceeds in all material respects the present value of all benefits accrued or earned or payments due under such plan, agreement, policy or arrangement determined using reasonable actuarial assumptions. The liabilities reflected on the relevant entity’s financial statements with respect to each such plan, agreement, policy and arrangement which is not required or intended to be funded accurately reflects in all material respects the present value of all benefits earned or accrued or payments due under such plan, agreement, policy or arrangement determined using reasonable actuarial assumptions.

(46)          Lending and Other Relationship. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, (i) neither the Company nor the Subsidiary has a lending or similar relationship with Wainwright or any bank or other lending institution affiliated with Wainwright; (ii) the Company will not, directly or indirectly, use any of the proceeds from the sale of the Securities by the Company hereunder to reduce or retire the balance of any loan or credit facility extended by Wainwright or any of its “affiliates” or “associated persons” (as such terms are used in FINRA Rule 5121) or otherwise direct any such proceeds to Wainwright or any of its “affiliates” or “associated persons” (as so defined); and (iii) there are and have been no transactions, arrangements or dealings between the Company or the Subsidiary, on one hand, and Wainwright or any of its “affiliates” or “associated persons” (as so defined), on the other hand, that, under FINRA Rule 5110 or 5121, must be disclosed in a submission to FINRA in connection with the offering of the Securities contemplated hereby or disclosed in the Registration Statement, the General Disclosure Package or Prospectus.

(47)          Changes in Management. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, none of the persons who were officers or directors of the Company as of the date of the Pre-Pricing Prospectus has given oral or written notice to the Company of his or her resignation, nor has any such officer or director been terminated by the Company or otherwise removed from his or her office or from the board of directors, as the case may be (including, without limitation, any such termination or removal which is to be effective as of a future date) nor is any such termination or removal under consideration by the Company or its board of directors.

(48)          Taxes. No transaction, stamp or other issuance or transfer taxes or duties, and, assuming that Wainwright is not otherwise subject to taxation in Israel due to Israeli tax residence or the existence of a permanent establishment in Israel, no capital gains, income, withholding or other taxes, are payable by or on behalf of Wainwright to the State of Israel or to any political subdivision or authority thereof or therein in connection with: (i) the issuance, sale and delivery of the Securities by the Company; (ii) the purchase from the Company, and the initial sale and delivery by Wainwright of the Securities to purchasers thereof or (iii) the execution and delivery of this Agreement or any other document to be furnished hereunder.

(49)          Related Party Transactions. There are no business relationships or related party transactions involving the Company or the Subsidiary or, to the knowledge of the Company, any other person that are required to be described in the Pre-Pricing Prospectus or the Prospectus that have not been described as required.

(50)          Stop Transfer Instructions. The Company has, with respect to any ADSs (other than the Securities to be sold pursuant to this Agreement) or other shares or any securities convertible into or exercisable or exchangeable for ADSs or other share capital owned or held (of record or beneficially) by any other persons who have entered into or are required to enter into an agreement in the form of Exhibit C hereto, instructed the transfer agent or other registrar to enter stop transfer instructions and implement stop transfer procedures with respect to such securities during the Lock-Up Period; and, during the Lock-Up Period, the Company will not cause or permit any waiver, release, modification or amendment of any such stop transfer instructions or stop transfer procedures without the prior written consent of Wainwright.

(51)          No Restrictions on Dividends. Neither the Company nor the Subsidiary is a party to or otherwise bound by any instrument or agreement that limits or prohibits or under its terms could limit or prohibit, directly or indirectly, the Company or the Subsidiary from paying any dividends or making other distributions on its respective share capital except as described in the Registration Statement, the General Disclosure Package and the Prospectus.

(52)          Brokers. There is not a broker, finder or other party that is entitled to receive from the Company or the Subsidiary any brokerage or finder’s fee or other fee or commission as a result of any of the transactions contemplated by this Agreement, except for underwriting discounts and commissions in connection with the sale of the Securities to Wainwright pursuant to this Agreement and the other fees and expense reimbursements set forth herein.

(53)          Payments in Foreign Currency. Except as disclosed in the General Disclosure Package, under current laws and regulations of the State of Israel and any political subdivision thereof, all dividends and other distributions declared and payable on the Securities or the Ordinary Shares may be paid by the Company to the holder thereof in United States dollars or New Israeli Shekels that may be converted into foreign currency and freely transferred out of the State of Israel.

(54)          Agent for Service of Process. The Company has validly and irrevocably appointed RedHill Biopharma Inc. as its authorized agent for service of process pursuant to this Agreement and in connection with the Registration Statement.

(55)          Immunity from Jurisdiction. Neither the Company nor the Subsidiary nor any of their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the State of Israel.

(56)          Submission to Jurisdiction. The Company has the power to submit, and pursuant to Section 20 of this Agreement, has legally, validly and irrevocably submitted, to the personal jurisdiction of each U.S. federal court or state court located in the Borough of Manhattan, the City and County of New York, New York, U.S.A.

(57)          Compliance with Laws. Each of the Company and the Subsidiary has been and is in compliance with all applicable laws, rules and regulations, except where failure to be so in compliance could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(58)          No Contract Termination. Except as disclosed in the General Disclosure Package and the Prospectus, neither the Company nor the Subsidiary has sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to or described in any preliminary prospectus, the Prospectus or any free writing prospectus, or referred to or described in, or filed as an exhibit to, the Registration Statement, and no such termination or non-renewal has been threatened by the Company or the Subsidiary or, to the Company’s knowledge, by any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof.

(59)          Distribution of Offering Material By the Company. Prior to the later of (i) the expiration or termination of the option granted to Wainwright in Section 2(b) hereof and (ii) the completion of Wainwright’s distribution of the Securities, the Company has not distributed and will not distribute any offering material in connection with the offering and sale of the Securities other than the Registration Statement, the Form F-6, the General Disclosure Package, the Prospectus or any free writing prospectus reviewed and consented to by  Wainwright, the free writing prospectuses, if any, identified on Exhibit E hereto and any Permitted Section 5(d) Communications.

(60)          Communications. In connection with the offering and sale of the Securities, the Company (i) has not alone engaged in communications with potential investors in reliance on Section 5(d) of the 1933 Act other than Permitted Section 5(d) Communications with the consent of Wainwright with entities that are QIBs or IAIs and (ii) has not authorized anyone other than Wainwright to engage in such communications; the Company reconfirms that Wainwright has been authorized to act on its behalf in undertaking Marketing Materials, Section 5(d) Oral Communications and Section 5(d) Written Communications in connection with the offering and sale of the Securities; as of the Applicable Time, each Permitted Section 5(d) Communication, when considered together with the General Disclosure Package, did not, as of the Applicable Time, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Permitted Section 5(d) Communication, if any, does not, as of the date hereof, conflict with the information contained in the Registration Statement, any preliminary prospectus and the Prospectus.

(61)          eXtensible Business Reporting Language. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(62)          Passive Foreign Investment Company. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company was not a “passive foreign investment company,” as such term is defined in the Internal Revenue Code of 1986, as amended (the “Code”), for the last completed fiscal year for which audited financial statements of the Company have been filed with the Commission. Neither the Company nor its Subsidiary is, and, after giving effect to the issuance and sale of the Securities and the application of the proceeds thereof, will be, a “controlled foreign corporation” as defined by the Code.

(b) Certificates. Any certificate signed by any officer of the Company or the Subsidiary (whether signed on behalf of such officer or the Company or the Subsidiary, as applicable) and delivered to Wainwright or to counsel for Wainwright shall be deemed a representation and warranty by the Company to Wainwright as to the matters covered thereby.

SECTION 2. Sale and Delivery; Closing.

(a)          Initial Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to Wainwright the number of Initial Securities set forth opposite Wainwright’s name in Exhibit A hereto, and Wainwright agrees to purchase the respective number of Initial Securities set forth opposite its name in Exhibit A hereto. The purchase price for the Initial Securities to be paid by Wainwright per ADS shall be $7.3696, or $7.5656 with respect to Initial Securities sold by Wainwright to certain designated investors as agreed with the Company.

(b)          Option Securities. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to Wainwright to purchase up to the number of Option Securities set forth opposite Wainwright’s name in Exhibit A hereto, at a price of $7.3696 per ADS, or $7.5656 with respect to Option Securities sold by Wainwright to certain designated investors as agreed with the Company; provided that the price per ADS shall be reduced by an amount per ADS equal to any dividends or distributions declared, paid or payable by the Company on the Initial Securities but not payable on such Option Securities. The option hereby granted will expire at 11:59 P.M. (New York City time) on the 30th day after the date hereof and may be exercised in whole or in part from time to time upon notice by Wainwright to the Company setting forth the aggregate number of Option Securities as to which Wainwright is then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery (an “Option Closing Date”) shall be determined by Wainwright, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Date. If the option is exercised as to all or any portion of the Option Securities, the Company will sell to Wainwright the total number of Option Securities then being purchased, and Wainwright will purchase that number of Option Securities then being purchased.

(c)	Reserved.

(d)          Payment. Payment of the purchase price for, and delivery of the certificates (in form and in substance satisfactory to Wainwright) representing, the Initial Securities shall be made at the offices of Covington & Burling LLP, 620 Eighth Avenue, New York, New York 10018-1405, or at such other place as shall be agreed upon by Wainwright and the Company, at 10:30 A.M. (New York City time) on January 14, 2021, or such other time not later than five business days after such date as shall be agreed upon by Wainwright and the Company (such time and date of payment and delivery being herein called the “Closing Date”). The Company shall deliver or cause to be delivered such certificates for the Initial Securities to the Depositary or its designated custodian and the Company shall cause the Depositary to deliver ADRs evidencing the Initial Securities to Wainwright. Upon delivery, the ADRs evidencing the Ordinary Shares represented by the Initial Securities shall be registered in such names and in such denominations as Wainwright shall request in writing not less than two full business days prior to the Closing Date. Payments of the Initial Securities shall be made on the Closing Date by wire transfer in immediately available funds to an account specified by the Company.

In addition, in the event that any or all of the Option Securities are purchased by Wainwright, payment of the purchase price for, and delivery of the certificates (in form and substance satisfactory to Wainwright) representing, such Option Securities shall be made at the above-mentioned offices at 10:30 A.M. (New York City time), or at such other place as shall be agreed upon by Wainwright and the Company, on each Option Closing Date as specified in the notice from Wainwright to the Company. The Company shall deliver or cause to be delivered such certificates for the Option Securities to the Depositary or its designated custodian and the Company shall cause the Depositary to deliver ADRs evidencing the Option Securities to Wainwright. Upon delivery, the ADRs evidencing the Ordinary Shares represented by the Option Securities shall be registered in such names and in such denominations as Wainwright shall request in writing not less than two full business day prior to the Option Closing Date. Payment of the Option Securities shall be made on the Option Closing Date by wire transfer in immediately available funds to an account specified by the Company.

(e)          Delivery of Securities. The Company shall deliver, or cause to be delivered to Wainwright book-entry entitlements for, the Initial Securities at the Closing Date, against the irrevocable release of a wire transfer of immediately available funds for the amount of the purchase price therefor. The Company shall also deliver, or cause to be delivered through the facilities of DTC unless Wainwright shall otherwise instruct, to Wainwright book-entry entitlements for the Option Securities Wainwright has agreed to purchase at the Closing Date or the applicable Option Closing Date, as the case may be, against the release of a wire transfer of immediately available funds for the amount of the purchase price therefor. Unless Wainwright  otherwise elects, delivery of the Securities will be made by credit to the accounts designated by Wainwright through The Depository Trust Company’s full fast transfer or DWAC programs. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of Wainwright.

SECTION 3. Covenants of the Company. The Company covenants with Wainwright as follows:

(a)          Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(b), will comply with the requirements of Rule 430B and Rule 433 and will notify Wainwright promptly, and confirm such notice in writing, (i) when any Rule 462(b) Registration Statement or any post-effective amendment to the Registration Statement shall be declared or become effective, or when any preliminary prospectus, the Prospectus or any Issuer Free Writing Prospectus or any amendment or supplement to any of the foregoing shall have been filed, (ii) of the receipt of any comments from the Commission (and shall promptly furnish Wainwright with a copy of any comment letters and any transcript made by the Company, its legal counsel or accountants of oral comments, and shall furnish Wainwright with copies of any written responses thereto a reasonable amount of time prior to the proposed filing thereof with the Commission and will not file any such response to which Wainwright or counsel for Wainwright shall reasonably object in a timely manner), (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to any preliminary prospectus or the Prospectus, any document incorporated or deemed to be incorporated by reference therein or any Issuer Free Writing Prospectus or for additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, the Prospectus or any Issuer Free Writing Prospectus or any amendment or supplement to any of the foregoing. The Company will make every reasonable effort to prevent the issuance of any stop order and the suspension or loss of any qualification of the Securities for offering or sale and any loss or suspension of any exemption from any such qualification, and if any such stop order is issued, or any such suspension or loss occurs, to obtain the lifting thereof at the earliest possible moment.

(b)          Filing of Amendments. The Company will give Wainwright notice of its intention to file or prepare any amendment to the Registration Statement, any Rule 462(b) Registration Statement, any Issuer Free Writing Prospectus or any amendment, supplement or revision to any preliminary prospectus, the Prospectus or any Issuer Free Writing Prospectus, whether pursuant to the 1933 Act or otherwise, and the Company will furnish Wainwright with copies of any such documents within a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which Wainwright or counsel for Wainwright shall reasonably object in a timely manner. The Company has given Wainwright notice of any filings made pursuant to the 1934 Act or the 1934 Act Regulations within 48 hours prior to the Applicable Time. The Company will give Wainwright notice of its intention to make any filing pursuant to the 1934 Act or the 1934 Act Regulations from the Applicable Time through the later of the Closing Date (or, if later, through the end of the period during which the Prospectus is required (or, but for the provisions of Rule 172, would be required) to be delivered by applicable law (whether to meet the requests of purchasers pursuant to Rule 173(d) or otherwise)) and will furnish Wainwright with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which Wainwright or counsel for Wainwright shall reasonably object in a timely manner.

(c)          Delivery of Registration Statement. The Company has furnished or will deliver to Wainwright and counsel for Wainwright, without charge, copies of the Registration Statement and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein or otherwise deemed to be a part thereof) and copies of all consents and certificates of experts.

(d)          Delivery of Prospectuses. The Company has delivered to Wainwright, without charge, as many copies of each preliminary prospectus and any amendments or supplements thereto as Wainwright reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to Wainwright, without charge, during the period when the Prospectus is required (or, but for the provisions of Rule 172, would be required) to be delivered by applicable law (whether to meet the request of purchasers pursuant to Rule 173(d) or otherwise), such number of copies of the Pre-Pricing Prospectus, the Prospectus and any Issuer Free Writing Prospectus and any amendments or supplements to any of the foregoing as Wainwright may reasonably request.

(e)          Continued Compliance with Securities Laws. The Company will comply with the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations so as to permit the completion of the distribution of the Securities as contemplated by this Agreement, the General Disclosure Package and the Prospectus. If at any time when a prospectus is required (or, but for the provisions of Rule 172, would be required) by the applicable law to be delivered in connection with sales of the Securities (whether to meet the request of purchasers pursuant to Rule 173(d) or otherwise), any event shall occur or condition shall exist as a result of which it is necessary (or if Wainwright or counsel for Wainwright shall notify the Company that, in their judgment, it is necessary) to amend the Registration Statement or amend or supplement the General Disclosure Package or the Prospectus so that the Registration Statement, the General Disclosure Package or the Prospectus, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made or then prevailing, not misleading or if it is necessary (or, if Wainwright or counsel for Wainwright shall notify the Company that, in their judgment, it is necessary) to amend the Registration Statement or amend or supplement the General Disclosure Package or the Prospectus in order to comply with the requirements of the 1933 Act, the 1933 Act Regulations, the 1934 Act or the 1934 Act Regulations, the Company will promptly notify Wainwright of such event or condition and of its intention to file such amendment or supplement (or, if Wainwright or counsel for Wainwright shall have notified the Company as aforesaid, the Company will promptly notify Wainwright of its intention to prepare such amendment or supplement) and will promptly prepare and file with the Commission, subject to Section 3(b) hereof, such amendment or supplement as may be necessary to correct such untrue statement or omission or to comply with such requirements, and, in the case of an amendment or post-effective amendment to the Registration Statement, the Company will use its reasonable best efforts to have such amendment declared or become effective as soon as practicable, and the Company will furnish to Wainwright such number of copies of such amendment or supplement as Wainwright may reasonably request. If at any time an Issuer Free Writing Prospectus conflicts with the information contained in the Registration Statement or if an event shall occur or condition shall exist as a result of which it is necessary (or, if Wainwright or counsel for Wainwright shall notify the Company that, in their judgment, it is necessary) to amend or supplement such Issuer Free Writing Prospectus so that it will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made or then prevailing, not misleading, or if it is necessary (or, if Wainwright or counsel for Wainwright shall notify the Company that, in their judgment, it is necessary) to amend or supplement such Issuer Free Writing Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly notify Wainwright of such event or condition and of its intention to file such amendment or supplement (or, if Wainwright or counsel for Wainwright shall have notified the Company as aforesaid, the Company will promptly notify Wainwright of its intention to prepare such amendment or supplement) and will promptly prepare and, if required by the 1933 Act or the 1933 Act Regulations, file with the Commission, subject to Section 3(b) hereof, such amendment or supplement as may be necessary to eliminate or correct such conflict, untrue statement or omission or to comply with such requirements, and the Company will furnish to Wainwright such number of copies of such amendment or supplement as Wainwright may reasonably request. In addition, the Company will not engage in any form of solicitation, advertising or other action constituting an offer or a sale under the Israeli Securities Law in connection with the transactions contemplated hereby that would require the Company to publish a prospectus in the State of Israel under the laws of the State of Israel.

(f)          Blue Sky and Other Qualifications. The Company will use its commercially reasonable efforts, in cooperation with Wainwright, to qualify the Securities for offering and sale, or to obtain an exemption for the Securities to be offered and sold, under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as Wainwright may reasonably request and to maintain such qualifications and exemptions in effect for so long as required for the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Securities have been so qualified or exempt, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification or exemption, as the case may be, in effect for so long as required for the distribution of the Securities.

(g)          Rule 158. The Company will make generally available to its securityholders as soon as practicable an earnings statement (which need not be audited) for the purposes of, and to provide to Wainwright the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(h)          Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Pre-Pricing Prospectus and the Prospectus under “Use of Proceeds.”

(i)          Listing. In the case of any ADSs that are not listed on the Nasdaq Global Market, the Company will use its best efforts to effect the listing of the ADSs on such exchange as and when required by this Agreement.

(j)          Restriction on Sale of Securities. During the Lock-Up Period, the Company will not, without the prior written consent of Wainwright, directly or indirectly:

(i)          issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any ADSs, Ordinary Shares or other share capital or any securities convertible into or exercisable or exchangeable for ADSs, Ordinary Shares or other share capital,

(ii)          file or cause the filing of any registration statement under the 1933 Act with respect to any ADSs, Ordinary Shares or other share capital or any securities convertible into or exercisable or exchangeable for any ADSs, Ordinary Shares or other share capital (other than any Rule 462(b) Registration Statement filed to register Securities to be sold to Wainwright pursuant to this Agreement), or

(iii)         enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any ADSs, Ordinary Shares or other share capital or any securities convertible into or exercisable or exchangeable for any ADSs, Ordinary Shares or other share capital, whether any transaction described in clause (i) or (iii) above is to be settled by delivery of ADSs, Ordinary Shares, other share capital, other securities, in cash or otherwise, or publicly announce any intention to do any of the foregoing.

Notwithstanding the provisions set forth in the immediately preceding paragraph, the Company may, without the prior written consent of Wainwright:

(1)          issue the Securities to Wainwright pursuant to this Agreement and the Underlying Shares as contemplated by this Agreement,

(2)          issue ADSs or Ordinary Shares, and options to purchase ADSs or Ordinary Shares, pursuant to stock option plans, stock purchase or other equity incentive plans described in the General Disclosure Package and the Prospectus, as those plans are in effect on the date of this Agreement,

(3)          issue ADSs or Ordinary Shares upon the exercise of stock options issued under stock option or other equity incentive plans referred to in clause (2) above, as those plans are in effect on the date of this Agreement, or upon the exercise of warrants or convertible securities outstanding on the date of this Agreement, as those warrants and convertible securities are in effect on the date of this Agreement,

(4)          issue ADSs or Ordinary Shares upon the exercise of outstanding warrants, convertible debentures and other outstanding instruments convertible into or exercisable or exchangeable for ADSs or Ordinary Shares, and

(5)          issue ADSs or Ordinary Shares in connection with strategic partnering transactions, provided that in the case of this clause (5) the aggregate number of ADSs or Ordinary Shares issued in all such transactions does not exceed 10% of the outstanding ADSs or Ordinary Shares, respectively, of the Company, and provided further that Wainwright receive a signed lock-up agreement for the balance of the 90 day period with respect to any such ADSs or Ordinary Shares so issued; provided, however, that the aggregate number of ADSs and Ordinary Shares and options to purchase ADSs and Ordinary Shares issued under clauses (2) and (3) above shall not exceed one million ADSs (50,000 ADSs under clause (2)) during the Lock-Up Period.

(k)          Reporting Requirements. The Company, during the period when the Prospectus is required (or, but for the provisions of Rule 172, would be required) by applicable law to be delivered (whether to meet the request of purchasers pursuant to Rule 173(d) or otherwise), will file all documents required to be filed with the Commission pursuant to the 1934 Act and the 1934 Act Regulations within the time periods required by the 1934 Act and the 1934 Act Regulations.

(l)          Preparation of Prospectus. Immediately following the execution of this Agreement, the Company will, subject to Section 3(b) hereof, prepare the Prospectus, which shall contain the selling terms of the Securities, the plan of distribution thereof and such other information as may be required by the 1933 Act or the 1933 Act Regulations or as Wainwright and the Company may deem appropriate, and if requested by Wainwright, will prepare an Issuer Free Writing Prospectus containing the information set forth in Exhibit D hereto and such other information as may be required by Rule 433 or as Wainwright and the Company may deem appropriate, and will file or transmit for filing with the Commission the Prospectus in accordance with the provisions of Rule 430B and in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)) and any such Issuer Free Writing Prospectus in the manner and within the time period required by Rule 433.

(m)          Taxes. The Company will indemnify and hold harmless Wainwright against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Securities by the Company and on the execution and delivery of this Agreement or any other documents to be furnished hereunder. All payments to be made by the Company hereunder to Wainwright, its affiliates, and its and their officers, directors, employees, partners, agents and members and each person, if any, who controls Wainwright within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. The Company shall pay such additional amounts as may be necessary in order that the net amounts received by any of such persons after any tax payment, withholding or deduction shall equal the amounts that would have been received if no payment, withholding or deduction had been made.

(n)          Compliance with Israeli Securities Laws. The Company acknowledges, understands and agrees that the Securities may be offered and sold in Israel only by Wainwright and only to (i) investors who fall under Section 15A(b)(3) of the Israeli Securities Law or (ii) such Israeli investors listed in the First Addendum to the Israeli Securities Law (the “Addendum”) and who submit written confirmation to Wainwright and the Company that such investor (1) falls within the scope of the Addendum and (2) is acquiring the Securities for investment for its own account or, if applicable, for investment for clients who are investors listed in the Addendum and in any event not as a nominee, market maker or agent and not with a view to, or for the resale in connection with, any distribution thereof.

(o)           Amendments and Supplements to Permitted Section 5(d) Communications. If at any time following the distribution of any Permitted Section 5(d) Communication, there occurred or occurs an event or development as a result of which such Permitted Section 5(d) Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify Wainwright and will promptly amend or supplement, at its own expense, such Permitted Section 5(d) Communication to eliminate or correct such untrue statement or omission.

SECTION 4. Payment of Expenses.

(a)          Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement and each amendment thereto (in each case including exhibits) and any costs associated with electronic delivery of any of the foregoing, (ii) the word processing and delivery to Wainwright of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities and the issuance and delivery of the Securities to be sold by the Company to Wainwright, including any stock or other transfer taxes and any stamp or other taxes or duties payable in connection with the sale, issuance or delivery of the Securities to Wainwright, (iv) the fees and disbursements of the counsel, accountants and other advisors to the Company, (v) the qualification or exemption of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees, (vi) the preparation, printing and delivery to Wainwright of copies of each preliminary prospectus, any Permitted Free Writing Prospectus, any Permitted Section 5(d) Communication and the Prospectus and any amendments or supplements to any of the foregoing and any costs associated with electronic delivery of any of the foregoing, (vii) the preparation, printing and delivery to Wainwright of copies of the “Blue Sky Survey” and any Canadian “wrapper” and any supplements thereto and any costs associated with electronic delivery of any of the foregoing, (viii) the fees and expenses of the attorneys-in-fact, the custodian and the transfer agent, registrar and Depositary for the Securities, (ix) the filing fees and fees of counsel to Wainwright incident to the review, if any, by FINRA of the terms of the sale of the Securities, such fees of counsel not to exceed $10,000, (x) the reasonable and documented out-of-pocket costs, fees and expenses of counsel to Wainwright up to an aggregate maximum amount of $110,000 (exclusive of the costs, fees and expenses of counsel to Wainwright described in clause (ix) above), (xi) a management fee to Wainwright equal to 1.0% of the gross proceeds raised by the Company from the sale of the Initial Securities and the Option Securities, if any (other with respect to the certain gross proceeds raised by the designated investors as agreed with the Company), (xii) the fees and expenses incurred in connection with the listing of the ADSs on the Nasdaq Global Market, and (xiii) the costs and expenses of the Company and any of its officers, directors, counsel or other representatives in connection with presentations or meetings undertaken in connection with the offering of the Securities, any Permitted Section 5(d) Communication or any Section 5(d) Oral Communication undertaken in connection with the offering of the Securities, including, without limitation, expenses associated with the production of road show slides and graphics and the production and hosting of any electronic road shows, fees and expenses of any consultants engaged in connection with road show presentations, and travel, lodging, transportation, and other expenses of the officers, directors, counsel and other representatives of the Company incurred in connection with any such presentations or meetings.

(b)          Termination of Agreement. If this Agreement is terminated by Wainwright in accordance with the provisions of Section 5, Section 9(a)(i) or 9(a)(iii)(A) hereof, the Company shall reimburse Wainwright for all of its reasonable and documented out-of-pocket expenses (including the reasonable fees and disbursements of counsel for Wainwright up to the amount set forth in Section 4(a) above).

SECTION 5. Conditions of Wainwright’s Obligations. The obligations of Wainwright hereunder are subject to the accuracy of the representations and warranties of the Company contained in this Agreement, or in certificates signed by any officer of the Company (whether signed on behalf of such officer or the Company) delivered to Wainwright or counsel for Wainwright, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a)          Effectiveness of Registration Statement. The Initial Registration Statement and any post-effective amendments thereto and any Rule 462(b) Registration Statement, shall have become effective, been declared or become effective, as the case may be, and no stop order suspending the effectiveness of the Initial Registration Statement or any Rule 462(b) Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or, to the knowledge of the Company, threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of Wainwright. The Prospectus shall have been filed with the Commission in the manner and within the time period required by Rule 424(b) (without reliance upon Rule 424(b)(8)) and each Issuer Free Writing Prospectus required to be filed with the Commission shall have been filed in the manner and within the time period required by Rule 433, and, prior to the Closing Date, the Company shall have provided evidence satisfactory to Wainwright of such timely filings.

(b)          Opinion of Counsel for Company. At the Closing Date, Wainwright shall have received the opinion, dated as of Closing Date, (i) of Haynes and Boone, LLP, counsel for the Company (“Company Counsel”), in form and substance satisfactory to Wainwright; (ii) of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., special Israeli counsel to the Company, in form and substance satisfactory to Wainwright, and (iii) of Greenberg Traurig, LLP, special intellectual property counsel to the Company, in form and substance satisfactory to Wainwright.

(c)          Opinion of Counsel for Wainwright. At the Closing Date, Wainwright shall have received the favorable opinion, dated as of Closing Date, of Covington & Burling LLP, counsel for Wainwright (“Wainwright’s Counsel”), with respect to the Securities to be sold by the Company pursuant to this Agreement, the Initial Registration Statement, any Rule 462(b) Registration Statement, the General Disclosure Package and the Prospectus and any amendments or supplements thereto and such other matters as Wainwright may reasonably request.

(d)          Opinion of Counsel for the Depositary. At the Closing Date, Wainwright shall have received the opinion, dated the Closing Date, satisfactory in form and substance to Wainwright and counsel for Wainwright, of Emmet, Marvin & Martin, LLP, counsel for the Depositary (“Depositary Counsel”), addressed to Wainwright.

(e)          Officers’ Certificate. At the Closing Date, as the case may be, no event or condition of a type described in Section 1(a)(7) hereof shall have occurred or shall exist, which event or condition is not described in the General Disclosure Package (excluding any amendment or supplement thereto) and the Prospectus (excluding any amendment or supplement thereto), since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus (in each case exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), and, at the Closing Date, Wainwright shall have received a certificate, signed on behalf of the Company by the President or the Chief Executive Officer of the Company and the Chief Financial Officer or Chief Accounting Officer of the Company, dated as of Closing Date, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties of the Company in this Agreement are true and correct at and as of the Closing Date with the same force and effect as though expressly made at and as of Closing Date, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Date under or pursuant to this Agreement, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission.

(f)          Accountant’s Comfort Letter. At the time of the execution of this Agreement, Wainwright shall have received from Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, a letter, dated the date of this Agreement and in form and substance reasonably satisfactory to Wainwright, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information of the Company contained in the Registration Statement, the General Disclosure Package, any Issuer Free Writing Prospectuses (other than any electronic road show) and the Prospectus and any amendments or supplements to any of the foregoing.

(g)          Bring-down Comfort Letter. At the Closing Date, Wainwright shall have received from Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, a letter, dated as of Closing Date and in form and substance satisfactory to Wainwright, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (f) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Date.

(h)          CFO Certificate. The Company shall have furnished to Wainwright a certificate, dated the Closing Date and in form and substance reasonably satisfactory to Wainwright, of its chief financial officer with respect to certain financial data contained in the Registration Statement, the General Disclosure Package, any Issuer Free Writing Prospectus (other than any electronic roadshow) and the Prospectus and any amendments or supplements to any of the foregoing.

(i)
Approval of Listing. At the Closing Date, and each Option Closing Date, if any, the ADSs to be purchased by Wainwright from the Company at such time shall have been approved for listing on the Nasdaq Global Market, subject only to official notice of issuance following the Closing Date by the Depositary.

(j)          Lock-up Agreements. Prior to the date of this Agreement, Wainwright shall have received an agreement substantially in the form of Exhibit C hereto signed by each of the persons listed in Exhibit B hereto.

(k)          No Objection. Prior to the date of this Agreement, FINRA shall have confirmed in writing that it has no objection with respect to the fairness and reasonableness of the underwriting terms and arrangements.

(l)          Reserved.

(m)          Conditions to Purchase of Option Securities. In the event that Wainwright exercises its option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities on any Option Closing Date that is after the Closing Date, the obligations of Wainwright to purchase the applicable Option Securities shall be subject to the conditions specified in the introductory paragraph of this Section 5 and to the further condition that, at the applicable Option Closing Date, Wainwright shall have received:

(1)          Opinion of Counsel for Company. The favorable opinion of (i) Company Counsel and of the (ii) special Israeli counsel to the Company and (iii) special intellectual property counsel to the Company named in Section 5(b) hereof, each in form and substance satisfactory to Wainwright and dated such Option Closing Date, relating to the Option Securities to be purchased on such Option Closing Date and otherwise to the same effect as the respective opinions required by Section 5(b) hereof.

(2)          Opinion of Counsel for Wainwright. The favorable opinion of Wainwright’s Counsel, in form and substance satisfactory to Wainwright and dated such Option Closing Date, relating to the Option Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(c) hereof.

(3)          Opinion of Counsel for the Depositary. The favorable opinion of Depositary Counsel, in form and substance satisfactory to Wainwright and dated the Option Closing Date, relating to the Option Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(d) hereof.

(4)          Officers’ Certificate. A certificate, dated such Option Closing Date, to the effect set forth in, and signed on behalf of the Company by the officers specified in, Section 5(e) hereof, except that the references in such certificate to the Closing Date shall be changed to refer to such Option Closing Date.

(5)          Bring-down Comfort Letter. A letter from Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, in form and substance satisfactory to Wainwright and dated such Option Closing Date, substantially in the same form and substance as the letter furnished to Wainwright pursuant to Section 5(g) hereof, except that the specified date in the letter furnished pursuant to this paragraph shall be a date not more than three business days prior to such Option Closing Date, and except that such letter shall also cover any amendments or supplements to the Registration Statement, any Issuer Free Writing Prospectus (other than any electronic road show) and the Prospectus subsequent to the Closing Date.

(6)          CFO Certificate. A certificate, dated the Option Closing Date and in form and substance satisfactory to Wainwright, of its chief financial officer with respect to certain financial data contained in the Registration Statement, the General Disclosure Package, any Issuer Free Writing Prospectus (other than any electronic roadshow) and the Prospectus and any amendments or supplements to any of the foregoing, including any amendments or supplements to the Registration Statement, any Issuer Free Writing Prospectus (other than any electronic road show) and the Prospectus subsequent to the Closing Date, providing “management comfort” with respect to such information.

(n)	Reserved.

(o)          Deposit Agreement. The Deposit Agreement shall be in full force and effect and the Company and the Depositary shall have taken all action necessary to permit the deposit of the Ordinary Shares and the issuance of the Securities in accordance with the Deposit Agreement.

(p)          Depositary Certificate. The Depositary shall have furnished or caused to be furnished to Wainwright a certificate satisfactory to Wainwright of one of its authorized officers evidencing the deposit with the custodian of the Ordinary Shares against issuance of the Securities, the execution, issuance, countersignature (if applicable) and delivery of the Securities pursuant to the Deposit Agreement and such other matters related thereto as Wainwright reasonably requests.

(q)          Additional Documents. At the Closing Date and each Option Closing Date, counsel for Wainwright shall have been furnished with such documents as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, contained in this Agreement, or as Wainwright or counsel for Wainwright may otherwise reasonably request; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated and in connection with the other transactions contemplated by this Agreement shall be satisfactory in form and substance to Wainwright.

(r)          Termination of Agreement. If any condition specified in this Section 5 shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on an Option Closing Date which is after the Closing Date, the obligations of Wainwright to purchase the relevant Option Securities on such Option Closing Date, may be terminated by Wainwright by notice to the Company at any time on or prior to the Closing Date or such Option Closing Date, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 hereof and except that, in the case of any such termination of this Agreement, Sections 1, 4, 6, 7, 8, 11, 12, 13, 14, 15, 17, 18, 19, 20, 21 and 22 hereof shall survive such termination of this Agreement and remain in full force and effect.

SECTION 6. Indemnification.

(a)          Indemnification by the Company. The Company agrees to indemnify and hold harmless Wainwright, its affiliates and its partners, members, directors, officers, employees and agents, and each person, if any, who controls Wainwright or any such affiliate within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i)          against any and all loss, liability, claim, damage and expense whatsoever, as incurred, jointly or severally, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or any omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus, any Issuer Free Writing Prospectus, any Marketing Material, any Section 5(d) Written Communication, the General Disclosure Package or the Prospectus (or any amendment or supplement to any of the foregoing), or any “issuer information” (as defined in Rule 433), or any “road show” (as defined in Rule 433) that does not constitute an Issuer Free Writing Prospectus, or any omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading

(ii)          against any and all loss, liability, claim, damage and expense whatsoever, as incurred, jointly or severally, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company, which consent shall not unreasonably be delayed or withheld; and

(iii)          against any and all expense whatsoever, as incurred (including the reasonable fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission (whether or not a party), to the extent that any such expense is not paid under (i) or (ii) above, provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with the Wainwright Information (as defined below).

(b)          Indemnification by Wainwright. Wainwright agrees to indemnify and hold harmless the Company, and its directors, each officer of the Company who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 6(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), or in any preliminary prospectus, any Issuer Free Writing Prospectus, any Marketing Material, any Section 5(d) Written Communication, the General Disclosure Package or the Prospectus (or any amendment or supplement to any of the foregoing) in reliance upon and in conformity with information relating to Wainwright and furnished to the Company in writing by Wainwright expressly for use therein. The Company hereby acknowledges that the only information that Wainwright has furnished to the Company expressly for use in any preliminary prospectus, any Issuer Free Writing Prospectus, any Marketing Material, any Section 5(d) Written Communication, the General Disclosure Package or the Prospectus (or any amendment or supplement to any of the foregoing) are the following statements set forth under the caption “Underwriting” in the Pre-Pricing Prospectus and the Prospectus: the sixth and twelfth paragraphs (the “Wainwright Information”).

(c)          Actions Against Parties; Notification. Any party that proposes to assert the right to be indemnified under this Section 6 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim may be made against an indemnifying party or parties under this Section 6, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 6 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 6 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. The indemnifying party shall be entitled to assume the defense of any proceeding brought by a third party for which indemnification could be sought hereunder, with counsel reasonably satisfactory to the indemnified party and shall pay the reasonable fees and expenses of such counsel related to such proceeding, as incurred. After notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any other legal expenses except as provided below. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has been advised by counsel that there may be legal defenses available to it that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action or counsel reasonably satisfactory to the indemnified party, in each case, within a reasonable time after receiving notice of the commencement of the action; in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one counsel (in addition to any local counsel) at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 6 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (1) includes an express and unconditional release of each indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)          Settlement Without Consent if Failure to Reimburse. No indemnifying party shall be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgement for the plaintiff, the indemnifying party agrees to indemnify each indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (1) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request, (2) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (3) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of Section 6 is applicable in accordance with its terms but for any reason is held to be unavailable or insufficient from the Company or Wainwright to hold harmless an indemnified party in accordance with the foregoing paragraph of Section 6, the Company and Wainwright will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted) to which the Company and Wainwright may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and Wainwright on the other hand. The relative benefits received by the Company on the one hand and Wainwright on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of the Securities (before deducting expenses) received by the Company bear to the total compensation received by Wainwright (before deducting expenses) from the sale of the Securities on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and Wainwright, on the other hand, with respect to the statements or omissions that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or Wainwright, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and Wainwright agree that it would not be just and equitable if contributions pursuant to this Section 7 were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 7 shall be deemed to include, for the purpose of this Section 7, any reasonable legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 6(c) above. Notwithstanding the provisions of this Section 7, Wainwright shall not be required to contribute any amount in excess of the underwriting discounts and commissions actually received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 7, any person who controls a party to this Agreement within the meaning of the 1933 Act, any affiliates of such party and any officers, directors, partners, employees or agents of such party or their respective affiliates, will have the same rights to contribution as that party, and each director of the Company and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 7, will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 7 except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of 6(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 6(c) above.

SECTION 8. Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements contained in this Agreement or in certificates signed by any officer of the Company (whether signed on behalf of such officer or the Company) and delivered to Wainwright or counsel to Wainwright, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of Wainwright, any officer, director, employee, partner, member or agent of Wainwright or any person controlling Wainwright, or by or on behalf of the Company, any officer, director or employee of the Company or any person controlling the Company and shall survive delivery of and payment for the Securities.

SECTION 9. Termination of Agreement.

(a)          Termination; General. Wainwright may terminate this Agreement, by notice to the Company, at any time on or prior to Closing Date (and, if any Option Securities are to be purchased on an Option Closing Date which occurs after the Closing Date, Wainwright may terminate its obligations to purchase such Option Securities, by notice to the Company at any time on or prior to such Option Closing Date) (i) if there has been, at any time on or after the date of this Agreement or since the respective dates as of which information is given in the General Disclosure Package or the Prospectus (in each case exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), any material adverse change or any development that could reasonably be expected to result in a material adverse change, in the condition (financial or other), results of operations, business, properties, management or prospects of the Company and the Subsidiary considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States, Israel or the international financial markets, any declaration of a national emergency or war by the United States or Israel, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions (including, without limitation, as a result of terrorist activities), in each case the effect of which is such as to make it, in the sole judgment of Wainwright, impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if (A) trading in any securities of the Company has been suspended or materially limited by the Commission or the Nasdaq Global Market, or (B) trading generally on the NYSE, the Nasdaq Stock Market LLC or the Tel Aviv Stock Exchange has been suspended or limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other governmental authority, or (C) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, Israel or Europe or (iv) if a banking moratorium has been declared by either Federal or New York authorities.

(b)          Liabilities. If this Agreement is terminated pursuant to this Section 9, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof and except that Sections 1, 4, 6, 7, 8, 11, 12, 13, 14, 15, 17, 18, 19, 20, 21 and 22 hereof shall survive such termination and remain in full force and effect.

SECTION 10. Reserved.

SECTION 11. Notices. All notices and other communications hereunder shall be in writing, shall be effective only upon receipt and shall be mailed, delivered by hand or overnight courier, or transmitted by fax (with the receipt of such fax to be confirmed by telephone). Notices to Wainwright shall be directed to H.C. Wainwright & Co., LLC, Attention: Head of Investment Banking, e-mail: notices@hcwco.com, with a copy to Covington & Burling LLP, 620 Eighth Avenue, New York, New York 10018, Attention: Matthew T. Gehl, e-mail: mgehl@cov.com; notices to the Company shall be directed to it at 21 Ha’arba’a Street, Tel Aviv, Israel 6473921, Attention: Micha Ben-Chorin, fax no. + 972-3-541-3144 (with such fax to be confirmed by telephone to +972-3-541-3131).

SECTION 12. Parties. This Agreement shall inure to the benefit of and be binding upon Wainwright and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than Wainwright and the Company and their respective successors and the controlling persons and other indemnified parties referred to in Sections 6 and 7 and their successors, heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of Wainwright and the Company and their respective successors, and said controlling persons and other indemnified parties and their successors, heirs and legal representatives, and for the benefit of no other person or entity. No purchaser of Securities from Wainwright shall be deemed to be a successor by reason merely of such purchase.

SECTION 13. GOVERNING LAW AND TIME. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 14. Effect of Headings. The Section and Exhibit headings herein are for convenience only and shall not affect the construction hereof.

SECTION 15. Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

“Applicable Time” means 7:45 a.m. (New York City time) on January 12, 2021 or such other time as agreed by the Company and Wainwright.

“Commission” means the Securities and Exchange Commission.

“Company Documents” means (i) all Subject Instruments and (ii) all other contracts, indentures, mortgages, deeds of trust, loan or credit agreements, bonds, notes, debentures, evidences of indebtedness, swap agreements, hedging agreements, leases or other instruments or agreements to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, other than Organizational Documents.

“DTC” means The Depository Trust Company.

“EDGAR” means the Commission’s Electronic Data Gathering, Analysis and Retrieval System.

“Existing Convertible Notes” means any convertible notes or other convertible debt securities of the Company outstanding on the date of this Agreement.

“Existing Warrants” means any warrants to purchase Ordinary Shares or ADSs outstanding on the date of this Agreement.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“FINRA” means the Financial Industry Regulatory Authority Inc. or the National Association of Securities Dealers, Inc. (“NASD”), or both, as the context shall require.

 “Governmental Authority” means (i) any federal, provincial, state, local, municipal, national or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any self-regulatory organization; or (iii) any political subdivision of any of the foregoing.

“Initial Registration Statement” means the Company’s registration statement on Form F– 3 (Registration No. 333-226278), as amended (if applicable), including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 6 of Form F–3 under the 1933 Act and the Rule 430B Information; provided that any Rule 430B Information shall be deemed to be part of the Initial Registration Statement only from and after the time such information is deemed, pursuant to Rule 431B, to be part of the Initial Registration Statement.

“Israeli Companies Law” means the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder.

“Israeli Securities Law” means the Israeli Securities Law, 5728-1968, as amended, and the regulations promulgated thereunder.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the offering of the Securities that (i) is required to be filed with the Commission by the Company, (ii) is a “road show” that is a “written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, and all free writing prospectuses that are listed in Exhibits F and G hereto, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Exhibit E hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

“Lien” means any security interest, mortgage, pledge, lien, encumbrance, claim or equity.

“Lock-Up Period” means the period beginning on the date hereof and continuing through the close of trading on the date that is:

•	in the case of an offering for gross proceeds of at least $50,000,000, 90 days after the date of the Prospectus;
•	in the case of an offering for gross proceeds of at least $25,000,000 but less than $50,000,000, 60 days after the date of the Prospectus; or
•	in the case of an offering for gross proceeds of less than $25,000,000, 30 days after the date of the Prospectus.

“Marketing Materials” means any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Securities, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically).

“NYSE” means the New York Stock Exchange.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Organizational Documents” means (a) in the case of a corporation, its articles of association, charter and by-laws or similar organizational document; (b) in the case of a limited or general partnership, its partnership certificate, certificate of formation or similar organizational document and its partnership agreement; (c) in the case of a limited liability company, its articles of organization, certificate of formation or similar organizational documents and its operating agreement, limited liability company agreement, membership agreement or other similar agreement; (d) in the case of a trust, its certificate of trust, certificate of formation or similar organizational document and its trust agreement or other similar agreement; and (e) in the case of any other entity, the organizational and governing documents of such entity.

“Permitted Section 5(d) Communication” means the Section 5(d) Written Communication(s) and Marketing Materials listed on Exhibit F attached hereto.

“Pre-Pricing Prospectus” means the Preliminary Prospectus Supplement relating to the Securities in the form first furnished to Wainwright for use in connection with the offering of the Securities, including the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act.

“PCAOB” means the Public Company Accounting Oversight Board (United States).

“Preliminary Prospectus” means any prospectus together with, if applicable, the accompanying prospectus supplement used in connection with the offering of the Securities that omitted the public offering price of the Securities or that was captioned “Subject to Completion,” together with the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act. The term “preliminary prospectus” includes, without limitation, the Pre-Pricing Prospectus.

“Registration Statement” means the Initial Registration Statement; provided that, if a Rule 462(b) Registration Statement is filed with the Commission, then the term “Registration Statement” shall include such Rule 462(b) Registration Statement from and after the time of such filing, mutatis mutandis.

“Regulation S-T” means Regulation S-T of the Commission.

“Repayment Event” means any event or condition which, either immediately or with notice or passage of time or both, (i) gives the holder of any bond, note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or the Subsidiary, or (ii) gives any counterparty (or any person acting on such counterparty’s behalf) under any swap agreement, hedging agreement or similar agreement or instrument to which the Company or the Subsidiary is a party the right to liquidate or accelerate the payment obligations, or designate an early termination date under such agreement or instrument, as the case may be.

“Rule 164,”          “Rule 172,”          “Rule 173,”          “Rule 405,”          “Rule 424(b),”          “Rule431B,”        “Rule 433” and “Rule 462(b)” refer to such rules under the 1933 Act.

“Rule 430B Information” means the information included in any preliminary prospectus or the Prospectus or any amendment or supplement to any of the foregoing filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) that was omitted from the Initial Registration Statement at the time it first became effective but is deemed to be part of and included in the Initial Registration Statement pursuant to Rule 430B.

“Rule 462(b) Registration Statement” means a registration statement filed by the Company pursuant to Rule 462(b) for the purpose of registering any of the Securities under the 1933 Act, including the documents and other information incorporated or deemed to be incorporated by reference therein and the Rule 430B Information.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder or implementing the provisions thereof.

“Section 5(d) Oral Communication” means each oral communication, if any, made in reliance on Section 5(d) of the 1933 Act by the Company or any person authorized to act on behalf of the Company made to one or more qualified institutional buyers (“QIBs”) and/or institutions that are accredited investors (“IAIs”) to determine whether such investors might have an interest in the offering of the Securities;

“Section 5(d) Written Communication” means each written communication (within the meaning of Rule 405 under the 1933 Act) that is made in reliance on Section 5(d) of the 1933 Act by the Company or any person authorized to act on behalf of the Company to one or more potential investors that are QIBs and/or one or more IAIs, as such terms are respectively defined in Rule 144A and Rule 501(a) under the 1933 Act, to determine whether such investors might have an interest in the offering of the Securities;

“Subject Instruments” means the Existing Convertible Notes, the Existing Warrants and all other instruments, agreements and documents filed or incorporated by reference as exhibits to the Registration Statement; provided that if any instrument, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement as aforesaid has been redacted or if any portion thereof has been deleted or is otherwise not included as part of such exhibit (whether pursuant to a request for confidential treatment or otherwise), the term “Subject Instruments” shall nonetheless mean such instrument, agreement or other document, as the case may be, in its entirety, including any portions thereof which shall have been so redacted, deleted or otherwise not filed.

“Termination Event” means any event or condition which gives any person the right, either immediately or with notice or passage of time or both, to terminate or limit (in whole or in part) any Company Documents or any rights of the Company thereunder, including, without limitation, upon the occurrence of a change of control of the Company or other similar events.

“1933 Act Regulations” means the rules and regulations of the Commission under the 1933 Act.

“1934 Act Regulations” means the rules and regulations of the Commission under the 1934 Act.

All references in this Agreement to the Registration Statement, the Initial Registration Statement, any Rule 462(b) Registration Statement, any preliminary prospectus, the Prospectus, any Issuer Free Writing Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the version thereof filed with the Commission pursuant to EDGAR and all versions thereof delivered (physically or electronically) to Wainwright.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, Initial Registration Statement, any Rule 462(b) Registration Statement, any preliminary prospectus or the Prospectus (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by 1933 Act Regulations to be a part of or included in the Registration Statement, the Initial Registration Statement, any Rule 462(b) Registration Statement, any preliminary prospectus or the Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Initial Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to mean and include the filing of any document under the 1934 Act which is incorporated by reference in or otherwise deemed by 1933 Act Regulations to be a part of or included in the Registration Statement, the Initial Registration Statement, any Rule 462(b) Registration Statement, such preliminary prospectus or the Prospectus, as the case may be.

SECTION 16. Permitted Free Writing Prospectuses. The Company represents, warrants and agrees that it has not made and, unless it obtains the prior written consent of Wainwright, it will not make, any offer relating to the Securities that constitutes or would constitute an “issuer free writing prospectus” (as defined in Rule 433) or that otherwise constitutes or would constitute a “free writing prospectus” (as defined in Rule 405) or portion thereof required to be filed with the Commission or required to be retained by the Company pursuant to Rule 433; provided that the prior written consent of Wainwright shall be deemed to have been given in respect of the Issuer General Use Free Writing Prospectuses, if any, listed on Exhibit E hereto and, to any electronic road show in the form previously provided by the Company to and approved by Wainwright. Any such free writing prospectus consented to or deemed to have been consented to as aforesaid is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents, warrants and agrees that it has treated and will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus” (as defined in Rule 433), and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping. For the purposes of clarity, the parties hereto agree that all free writing prospectuses, if any, listed in Exhibit E hereto are Permitted Free Writing Prospectuses.

SECTION 17. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a)          Wainwright is acting solely as an underwriter in connection with the sale of the Securities and no fiduciary, advisory or agency relationship between the Company, on the one hand, and Wainwright, on the other hand, has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether or not Wainwright has advised or is advising the Company on other matters;

(b)          the public offering price of the Securities and the price to be paid by Wainwright for the Securities set forth in this Agreement were established by the Company following discussions and arms-length negotiations with Wainwright;

(c)          it is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(d)          it is aware that Wainwright and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that Wainwright has no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship or otherwise; and

(e)          it waives, to the fullest extent permitted by law, any claims it may have against Wainwright for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that Wainwright shall not have any liability (whether direct or indirect, in contract, tort or otherwise) to it in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on its behalf or in right of it or the Company or any shareholders, employees or creditors of Company.

SECTION 18. Research Analyst Independence. The Company acknowledges that Wainwright’s research analysts and research department are required to be independent from its investment banking division and are subject to certain regulations and internal policies, and that Wainwright’s research analysts and research department may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of its investment banking division. The Company hereby waives and releases, to the fullest extent permitted by applicable law, any claims that the Company may have against Wainwright with respect to any conflict of interest that may arise from the fact that the views expressed by its research analysts and research department may be different from or inconsistent with the views or advice communicated to the Company by Wainwright’s investment banking division. The Company acknowledges that Wainwright is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the Company and other entities that may be the subject of the transactions contemplated by this Agreement.

SECTION 19. Trial By Jury. The Company (on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and Wainwright hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 20. Consent to Jurisdiction. The Company hereby submits to the non-exclusive jurisdiction of any U.S. federal or state court located in the Borough of Manhattan, the City and County of New York in any action, suit or proceeding arising out of or relating to or based upon this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such action, suit or proceeding in any such court and agrees not to plead or claim in any such court that any such action, suit or proceeding has been brought in an inconvenient forum. The Company represents and warrants that it has appointed RedHill Biopharma Inc. as its authorized agent (the “Authorized Agent”) in the Borough of Manhattan, the City and County of New York upon which process may be served in any such action, suit or proceeding pursuant to a written agreement, further represents and warrants that the Authorized Agent has agreed to act as such agent for service of process, and agrees that service of process upon such Authorized Agent, and written notice of said service to the Company as provided in this Agreement shall be deemed in every respect effective service of process upon the Company in any such action, suit or proceeding, and agrees to take any and all such action as may be necessary to maintain such designation and appointment of such Authorized Agent in full force and effect for a period of seven years from the date of this Agreement.

SECTION 21. Waiver of Immunity. With respect to any action, suit or proceeding arising out of or relating to or based upon this Agreement or any of the transactions contemplated hereby, the Company irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it would otherwise be entitled, and with respect to any such action, suit or proceeding, waives any such immunity in any court of competent jurisdiction, and agrees not to raise or claim or cause to be pleaded any such immunity at or in respect of any such action, suit or proceeding, including, without limitation, any immunity pursuant to the U.S. Foreign Sovereign Immunities Act of 1976, as amended.

SECTION 22. Judgment Currency. The obligation of the Company in respect of any sum due to Wainwright under this Agreement shall, notwithstanding any judgment in a currency other than U.S. dollars (the “Judgment Currency”), not be discharged until the first business day following receipt by Wainwright of any sum adjudged to be so due in the Judgment Currency on which (and only to the extent that) Wainwright may in accordance with normal banking procedures purchase U.S. dollars with the Judgment Currency; if the U.S. dollars so purchased are less than the sum originally due to Wainwright hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify Wainwright against such loss in respect of any sum due to Wainwright from the Company. If the U.S. dollars so purchased are greater than the sum originally due to Wainwright hereunder, Wainwright agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to Wainwright hereunder.

SECTION 23. Partial Unenforceability. The invalidity or unenforceability of any section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph or provision hereof. If any section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

SECTION 24. General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. Notwithstanding anything herein to the contrary, the engagement agreement dated January 11, 2021, between the Company and Wainwright, shall continue to be effective and continue to survive and be enforceable by the parties in accordance with their terms.  This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions of Section 6 and the contribution provisions of Section 7, and is fully informed regarding said provisions. Each of the parties hereto further acknowledges that the provisions of Section 6 and Section 7 hereof fairly allocate the risks in light of the ability of the parties to investigate the Company, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, any preliminary prospectus, the General Disclosure Package, each free writing prospectus and the Prospectus (and any amendments and supplements to the foregoing), as contemplated by the 1933 Act and the 1934 Act.

[Signature Page Follows]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between Wainwright and the Company in accordance with its terms.

Very truly yours,

REDHILL BIOPHARMA LTD.

By:	/s/ Dror Ben-Asher
Name: Dror Ben-Asher
Title: Chief Executive Officer

By:	/s/ Micha Ben Chorin
Name: Micha Ben Chorin
Title: Chief Financial Officer

ACCEPTED as of the date
first-above written:

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name: Mark W. Viklund
Title: Chief Executive Officer

[Signature Page to Underwriting Agreement]

EXHIBIT A

Number of Initial Securities

Name of Underwriter	ADSs
H.C. Wainwright & Co., LLC	3,188,776

EXHIBIT B

LIST OF PERSONS SUBJECT TO LOCK-UP

Dror Ben-Asher
Eric Swenden
Dr. Kenneth Reed
Dr. Shmuel Cabilly
Ofer Tsimchi
Rick D. Scruggs
Giuseppe Cipriano
Alla Felder
Reza Fathi, Ph.D.
Gilead Raday
Adi Frish
Micha Ben Chorin
Guy Goldberg
June Almenoff
Einav Nagar
Razi Ingber

EXHIBIT C

FORM OF LOCK-UP AGREEMENT

____, 2021

H.C. Wainwright & Co., LLC
430 Park Avenue
New York, New York 10022

RE:          RedHill Biopharma Ltd. (the “Company”)

Ladies & Gentlemen:

The undersigned is a record or beneficial owner of American Depositary Shares of the Company (“ADSs”), each representing ten ordinary shares, par value NIS 0.01 per share, of the Company (“Ordinary Shares”), of Ordinary Shares or of securities convertible into or exchangeable or exercisable for ADSs or Ordinary Shares. The Company proposes to conduct a public offering of ADSs (the “Offering”) for which H.C. Wainwright & Co., LLC (“Wainwright”) will act as the underwriter. The undersigned recognizes that the Offering will benefit each of the Company and the undersigned. The undersigned acknowledges that Wainwright is relying on the representations and agreements of the undersigned contained in this letter agreement in conducting the Offering and, at a subsequent date, in entering into an underwriting agreement (the “Underwriting Agreement”) with the Company with respect to the Offering.

Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this letter agreement. Those definitions are a part of this letter agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not (and will cause any Family Member not to), without the prior written consent of Wainwright, which may withhold their consent in their sole discretion:

•
Sell or Offer to Sell any ADSs, Ordinary Shares or Related Securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned or such Family Member,

•	enter into any Swap,

•
make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any ADSs, Ordinary Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

•	publicly announce any intention to do any of the foregoing.

The foregoing will not apply to the registration of the offer and sale of the offered ADSs, and the sale of the offered ADSs to Wainwright, in each case as contemplated by the Underwriting Agreement. In addition, the foregoing restrictions shall not apply to (i) if the undersigned is an individual, dispositions solely in connection with the “cashless” exercise of stock options (the term “cashless” exercise being intended to include the sale or disposition of a portion of the option shares or previously owned shares to the Company to cover payment of the exercise price) for the purpose of exercising such stock options (including sales in respect of tax liabilities arising from such exercise and sale), provided that any Ordinary Shares, ADSs or other capital stock received upon such exercise shall be subject to all of the restrictions set forth herein, (ii) ADSs, Ordinary Shares or Related Securities acquired in open market transactions after the completion of the Offering, provided that prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act shall be required, or made voluntarily, reporting a reduction in beneficial ownership of ADSs, Ordinary Shares or Related Securities in connection with any transfer of such ADSs, Ordinary Shares or Related Securities, (iii) following completion of the Offering, transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s capital stock involving a change of control of the Company, provided that (A) Wainwright receives a signed letter agreement from the recipient of such ADSs, Ordinary Shares or other Related Securities, in the form hereof, for the balance of the Lock-Up Period with respect to any such ADSs, Ordinary Shares or other Related Securities, (B) in the event that after such tender offer, merger, consolidation or other similar transaction, any ADSs, Ordinary Shares or other Related Securities are not transferred, sold or tendered, such ADSs, Ordinary Shares or other Related Securities held by the undersigned shall remain subject to the provisions hereof, and (C) in the event that such tender offer, merger, consolidation or other such transaction is not completed, the ADSs, Ordinary Shares or other Related Securities held by the undersigned shall remain subject to the provisions hereof, (iv) if the undersigned is a corporation, partnership, limited liability company or other business entity, transfers (A) to another corporation, partnership, limited liability company or other business entity that is a direct or indirect affiliate (as described in Rule 405 promulgated under the Securities Act) of the undersigned or (B) to a shareholder, partner, member or other equity holder, as the case may be, of such corporation, partnership, limited liability company or other business entity if, in any such case, such transfer is not for value, (v) the transfer of ADSs, Ordinary Shares or Related Securities by gift, or by will or intestate succession, (vi) transfers pursuant to a so-called “living trust” or other revocable trust established to provide for the disposition of property on the undersigned’s death, in each case to any Family Member, or transfers to a Family Member or to a trust whose beneficiaries consist exclusively of one or more of the undersigned and/or one or more Family Members; provided, however, that in the cases of clauses (iv), (v) and (vi), it shall be a condition to such transfer that:

•
each transferee executes and delivers to Wainwright an agreement in form and substance satisfactory to Wainwright stating that such transferee is receiving and holding such ADSs, Ordinary Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such ADSs, Ordinary Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto), and

•
prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of ADSs, Ordinary Shares or Related Securities in connection with such transfer

The undersigned may enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the sale of ADSs, Ordinary Shares or other Related Securities of the Company, provided that the ADSs, Ordinary Shares or other Related Securities subject to such plan may not be sold and no public disclosure of any such plan shall be required or shall be voluntarily made by any person until after the expiration of the Lock-up Period.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of ADSs, Ordinary Shares and/or Related Securities held by the undersigned and the undersigned’s Family Members, if any, except in compliance with the foregoing restrictions.

With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of the offer and sale of any ADSs, Ordinary Shares and/or any Related Securities owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.

The undersigned confirms that the undersigned has not, and has no knowledge that any Family Member has, directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the ADSs. The undersigned will not, and will cause any Family Member not to take, directly or indirectly, any such action.

Whether or not the Offering occurs as currently contemplated or at all depends on market conditions and other factors. The Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company and Wainwright.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement. This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

If the Underwriting Agreement is not executed by the parties thereto prior to January 31, 2021, this letter agreement shall automatically terminate and become null and void.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

Signature

Printed Name of Person Signing

(Indicate capacity of person signing if signing as custodian or trustee, or on behalf of an entity)

Certain Defined Terms
Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:

•	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

•	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

•
“Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household (regardless of whether such spouse or family member may at the time be living elsewhere due to educational activities, health care treatment, military service, temporary internship or employment or otherwise). “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act.

•	“Lock-up Period” shall mean the period beginning on the date hereof and continuing through the close of trading on the date that is:
•	in the case of an offering for gross proceeds of at least $50,000,000, 90 days after the date of the Prospectus (as defined in the Underwriting Agreement);
•	in the case of an offering for gross proceeds of at least $25,000,000 but less than $50,000,000, 60 days after the date of the Prospectus (as defined in the Underwriting Agreement); or
•	in the case of an offering for gross proceeds of less than $25,000,000, 30 days after the date of the Prospectus (as defined in the Underwriting Agreement).

•	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

•
“Related Securities” shall mean any options or warrants or other rights to acquire ADSs or Ordinary Shares or any securities exchangeable or exercisable for or convertible into ADSs or Ordinary Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into ADSs or Ordinary Shares.

•	“Securities Act” shall mean the Securities Act of 1933, as amended.

•	“Sell or Offer to Sell” shall mean to:

•	sell, offer to sell, contract to sell or lend,

•	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position

•	pledge, hypothecate or grant any security interest in, or

•	in any other way transfer or dispose of, in each case whether effected directly or indirectly.

•
“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of ADSs, Ordinary Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this letter agreement.

EXHIBIT D

PRICE-RELATED INFORMATION

Number of ADSs being offered: 3,667,092 (inclusive of 478,316 ADSs issuable pursuant to Wainwright’s option to purchase additional ADSs)

Public offering price per ADS: $7.84

Settlement date: January 14, 2021

EXHIBIT E

ISSUER GENERAL USE FREE WRITING PROSPECTUSES

Free writing prospectus dated January 11, 2021 (Film Number 21521388).

Free writing prospectus dated January 11, 2021 (Film Number 21521362).

Free writing prospectus dated January 12, 2021.

EXHIBIT F

PERMITTED SECTION 5(d) COMMUNICATIONS

None.